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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dyadic International, Inc.
(Name of Issuer)
Common Stock par value $0.001 per share
(Title of Class of Securities)
26745T101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26745T101	Page	2	of	7

1	NAMES OF REPORTING PERSONS: The Pinnacle Fund, L.P., a Texas limited partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2512784

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		2,277,494(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,277,494(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,277,494(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Does not include 435,746 shares of common stock of the Issuer underlying a warrant to purchase 500,000 shares of common stock held by The Pinnacle Fund, L.P. (“Pinnacle”). The 435,746 underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because that portion of the warrant is not presently exercisable. The number of shares of common stock underlying the warrant that may be acquired upon the exercise of the warrant is limited to 64,254 shares of the common stock to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.
(2) Calculated by dividing the amount from Row 9 by 22,777,219, which is equal to 22,712,965 shares outstanding as reported by the Issuer on December 28, 2005, plus 64,254 shares of common stock underlying the warrant discussed in footnote (1) above which are presently exercisable.

2

CUSIP No.	26745T101	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Barry M. Kitt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		2,277,494(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,277,494(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,277,494(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Does not include 435,746 shares of common stock of the Issuer underlying a warrant to purchase 500,000 shares of common stock held by The Pinnacle Fund, L.P. (“Pinnacle”). The 435,746 underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because that portion of the warrant is not presently exercisable. The number of shares of common stock underlying the warrant that may be acquired upon the exercise of the warrant is limited to 64,254 shares of the common stock to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.
(2) Calculated by dividing the amount from Row 9 by 22,777,219, which is equal to 22,712,965 shares outstanding as reported by the Issuer on December 28, 2005, plus 64,254 shares of common stock underlying the warrant discussed in footnote (1) above which are presently exercisable.

3

CUSIP No. 26745T101	Page 4 of 7

Item 1(a)	Name of Issuer:

Dyadic International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

140 Intracoastal Pointe Drive, Suite 404 Jupiter, Florida 33477

Item 2(a)	Names of Persons Filing:

The Pinnacle Fund, L.P. Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd. Suite 240 Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:

26745T101

Item 3	Status of Persons Filing:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 26745T101	Page 5 of 7

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. As of January 24, 2006, Pinnacle was the beneficial owner of 2,277,494 shares of common stock of Dyadic International, Inc. (“Common Stock”), which includes (i) 2,213,240 shares held directly by Pinnacle and (ii) 64,254 shares that may be acquired by Pinnacle upon partial exercise of the warrant.

As of January 24, 2006, the number of shares of common stock underlying the warrant that could have been acquired upon the exercise of the warrant were limited to 64,234 to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, would not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.

Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

(b)	Percent of Class:
See Item 11 of each cover page.
(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:
See Item 5 of each cover page.

CUSIP No. 26745T101	Page 6 of 7

(ii)	shared power to vote or to direct the vote:
See Item 6 of each cover page.
(iii)	sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.
(iv)	shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26745T101	Page 7 of 7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2006

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 8, 2006, by and between The Pinnacle Fund, L.P. and Barry M. Kitt.